International Market Centers, Inc.

475 S. Grand Central Parkway, Suite 1615

Las Vegas, Nevada 89106

December 14, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski
Jerard Gibson
Eric McPhee
Kristi Marrone

Re: International Market Centers, Inc. Request to Withdraw (i) Registration Statement on Form S-11

(File No. 333-200079) and (ii) Registration Statement on Form 8-A (File No. 001-37376)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), International Market Centers, Inc. (the “Company”) hereby requests that, effective as of the date hereof or as promptly as practicable, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s (i) Registration Statement on Form S-11 (File No. 333-200079) originally filed on November 10, 2014, together with all amendments and exhibits thereto (the “Securities Act Registration Statement”), and (ii) Registration Statement on Form 8-A (File No. 001-37376) filed on May 6, 2015 (together with the Securities Act Registration Statement, the “Registration Statements”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statements due to unfavorable market conditions at this time. The Company confirms that the Registration Statements have not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statements or the prospectus contained, or incorporated by reference, therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statements to the undersigned at 475 S. Grand Central Parkway, Suite 1615, Las Vegas, Nevada 89106, facsimile number (702) 599-9649, with a copy to the Company’s counsel, Kirkland & Ells LLP, 300 North LaSalle, Chicago, IL 60654, facsimile number (312) 862- 2200, attention Edward J. Schneidman, P.C.

If you need any additional information, or if we can be of any further assistance, please contact Edward J. Schneidman, P.C. of Kirkland & Ellis LLP at (312) 862-3333.

Sincerely,

/s/ William F. Lacey
William F. Lacey
Chief Financial Officer

cc:	Edward J. Schneidman, P.C.
Kirkland & Ellis LLP